March 3, 2014

By EDGAR and email
orlicd@sec.gov

David L. Orlich, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities & Exchange Commission
Washington D.C. 20549-3628

RE: Chesapeake Lodging Trust : UNITE HERE preliminary proxy contest materials

Dear SEC Counsel:

Our office represents UNITE HERE which will be conducting an independent solicitation in support of four corporate governance proposals. To assist SEC Staff review of our preliminary proxy materials, we submit herewith documentation supporting the statements made in the preliminary materials.

Please note these materials will not be released until after the Company sends out its own proxy statement. Last year the Company's proxy statement was sent April 4th.

This is also to confirm that our office and UNITE HERE are responsible for the adequacy and accuracy of the disclosures in the filing, that SEC Staff comments or our changes in disclosure in response to Staff comments do not foreclose the Commissioner from taking any action with respect to the filing, and that UNITE HERE and our office may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions my email is ajk@dcbsf.com, my fax 415-597-7201 and my direct phone line is 415-547-7247. Thank you once again for your prompt review of these materials.

Sincerely,

Andrew Kahn
Attorney for UNITE HERE

AJK:ja